FORM 18-K

For Foreign Governments and Political Subdivisions Thereof

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Annual Report of

HUNGARY
(Name of Registrant)

Date of end of last fiscal year: December 31, 2013

SECURITIES REGISTERED*
(As of the close of the fiscal year)

Title of Issue	Amounts as to which registration is effective	Names of exchanges on which registered
N/A	N/A	N/A

Name and address of person authorized to receive notices
and communications from the Securities and Exchange Commission:

Science and Technology Attaché of Hungary
227 East 52nd Street
New York, NY 10022

It is requested that copies of notices and communications from the Securities and Exchange Commission be sent to;

Eli Whitney Debevoise II, Esq.
Arnold & Porter LLP
555 Twelfth Street, NW
Washington, DC 20004

* The Registrant is filing this annual report on a voluntary basis.

(1)	In respect of each issue of securities of Hungary registered, a brief statement as to:

(a)	The general effect of any material modifications, not previously reported, of the rights of the holders of such securities.

Not applicable.

(b)	The title and the material provisions of any law, decree or administrative action, not previously reported, by reason of which the security is not being serviced in accordance with the terms thereof.

Not applicable.

(c)	The circumstances of any other failure, not previously reported, to pay principal, interest or any sinking fund or amortization installment.

Not applicable.

(2)	A statement as of the close of Hungary’s last fiscal year giving the total outstanding of:

(a)
Internal funded debt of Hungary. (Total to be stated in the currency of the registrant. If any internal funded debt is payable in a foreign currency, it should not be included under this paragraph (a), but under paragraph (b) of this Item 2.)

See “National Debt – Public Debt” on pages 95–99 of Exhibit 99.D, which is hereby incorporated by reference herein.

(b)	External funded debt of Hungary. (Totals to be stated in the respective currencies in which payable. No statement need be furnished as to intergovernmental debt.)

See “National Debt – Public Debt” on pages 95–99 of Exhibit 99.D, which is hereby incorporated by reference herein.

(3)
A statement giving the title, date of issue, date of maturity, interest rate and amount outstanding, together with the currency or currencies in which payable, of each issue of funded debt of Hungary outstanding as of the close of Hungary’s last fiscal year.

See “Tables and Supplementary Information – External Funded Convertible Currency Debt of the NBH and Hungary” and “Tables and Supplementary Information – Internal Debt of Hungary,” pages 102–111 of Exhibit 99.D, which are hereby incorporated by reference herein.

(4)	(a) As to each issue of securities of Hungary which is registered, there should be furnished a breakdown of the total amount outstanding, as shown in Item 3, into the following:

(1)	Total amount held by or for the account of Hungary.

Not applicable.

(2)	Total estimated amount held by the Hungarian nationals; this estimate need be furnished only if it is practicable to do so.

Not applicable.

(3)	Total amount otherwise outstanding.

Not applicable.

(b) If a substantial amount is set forth in answer to paragraph (a)(1) above, describe briefly the method employed by Hungary to reacquire such securities.

Not applicable.

(5)	A statement as of the close of Hungary’s last fiscal year giving the estimated total of:

(a)	Internal floating indebtedness of Hungary. (Total to be stated in the currency of the registrant.)

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See “National Debt – Public Debt – Internal Public Debt,” pages 98–99 of Exhibit 99.D, which is hereby incorporated by reference herein.

(b)	External floating indebtedness of Hungary. (Total to be stated in the respective currencies in which payable.)

None.

(6)
Statements of the receipts, classified by source, and of the expenditures, classified by purpose, of Hungary for each year of Hungary ended since the close of the latest fiscal year for which such information was previously reported. These statements should be so itemized as to be reasonably informative and should cover both ordinary and extraordinary receipts and expenditures; there should be indicated separately, if practicable, the amount of receipts pledged or otherwise specifically allocated to any issue registered, indicating the issue.

See “Public Finance – Central Government Budget – Central Government Revenues and Expenditures” pages 83–85 of Exhibit 99.D, which is hereby incorporated by reference herein.

(7)	(a) If any foreign exchange control, not previously reported, has been established by Hungary, briefly describe the effect of any such action, not previously reported.

None. No foreign exchange control, not previously reported, was established by Hungary during the fiscal years ended December 31, 2009, 2010, 2011, 2012 and 2013.

(b) If any foreign exchange control previously reported has been discontinued or materially modified, briefly describe the effect of any such action, not previously reported.

See “Monetary and Financial System – Exchange Rate Policy,” page 51 of Exhibit 99.D, which is hereby incorporated by reference herein.

(8)
Brief statements as of a date reasonably close to the date of the filing of this report (indicating such date), in respect of the note issue and gold reserves of the NBH of issue of Hungary, and of any further gold stocks held by Hungary.

See “Balance of Payments and Foreign Trade – Foreign Exchange Reserves,” page 49 of Exhibit 99.D, which is hereby incorporated by reference herein.

(9)
Statements of imports and exports of merchandise for each year ended since the close of the latest year for which such information was previously reported. Such statements should be reasonably itemized so far as practicable as to commodities and as to countries. They should be set forth in terms of value and of weight or quantity; if statistics have been established only in terms of value, such statistics will suffice.

See “Balance of Payments and Foreign Trade – Foreign Trade,” pages 33–34 of Exhibit 99.D, which are hereby incorporated by reference herein.

(10)
The balance of international payments of Hungary for each year ended since the close of the latest fiscal year for which such information was previously reported. The statements for such balances should conform, if possible, to the nomenclature and form used in the “Statistical Handbook of the League of Nations.” (These statements need be furnished only if the registrant has published balances of international payments.)

See “Balance of Payments and Foreign Trade – Balance of Payments,” pages 26–30 of Exhibit 99.D, which is hereby incorporated by reference herein.

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EXHIBITS

This annual report comprises:

(a)	Pages numbered 1 to 6, consecutively.

(b)	The following exhibits:

Exhibit (A) – None.

Exhibit (B) – None.

Exhibit (C) – Copy of annual budget of Hungary (in Hungarian) (P) (Rule 311).*

Exhibit (D) – Description of Hungary dated September 12, 2014, Exhibit 99.D hereto.

Exhibit 24.1 – Power of Attorney dated September 12, 2014.

(c) Such additional Exhibits as may be filed by Hungary by amendment to this Annual Report.

(P) Paper filing made under cover of Form SE pursuant to Rules 306(c) and 311 of Regulation S-T.

* Previously filed.

This annual report is filed subject to the Instructions for Form 18-K for Foreign Governments and Political Subdivisions thereof.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, Hungary has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized, in Budapest, on September 12, 2014.

HUNGARY

By:	/s/ István Töröcskei
Name: Mr. István Töröcskei
Title: Chief Executive Officer of Government
Debt Management Agency Private
Company Limited by Shares as attorney

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EXHIBIT INDEX

Exhibit	Description	PAGE
24.1	Power of Attorney dated September 12, 2014.

99.C	Copy of annual budget of Hungary (in Hungarian) (P) (Rule 311).*

99.D	Description of Hungary dated September 12, 2014.

(P) Paper filing made under cover of Form SE pursuant to Rules 306(c) and 311 of Regulation S-T.

* Previously filed.

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